October 26, 2023

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: John F. Kernan

Re: Tortoise Energy Infrastructure Corp (TYG)(File No. 811-21462), Tortoise Midstream Energy Fund, Inc. (NTG)(File No. 811-22409), Tortoise Pipeline & Energy Fund, Inc. (TTP)(File No. 811-22585), Tortoise Energy Independence Fund, Inc. (NDP)(File No. 811- 22690), Tortoise Power & Energy Infrastructure Fund Inc. (TPZ)(File No. 811-22106) and Ecofin Sustainable & Social Impact Term Fund (TEAF)(File No. 811-23248)(collectively, the “Funds”)

Dear Mr. Kernan:

This letter summarizes the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 28, 2023, as we understand them, regarding the staff’s Sarbanes Oxley Act review of the annual reports to shareholders on Form N-CSR for the Funds for the period ended November 30, 2022. Responses to all the comments are included below:

Comment #1:

Please enhance tax accounting policy disclosure in the notes to financial statements to clarify how the Funds account for the deferred income tax effects of accelerated depreciation allowances on MLP distributions received and the subsequent income recapture which will occur on an MLP investment disposal and to alert shareholders that income recapture will create future ordinary income tax liabilities for the fund and/or its shareholders even if the disposals are made at a loss.

Response:

Tortoise Energy Infrastructure Corp (TYG) and Tortoise Midstream Energy Fund, Inc. (NTG) (individually a “Fund” or collectively referred to herein as the “Funds”) confirm they will enhance their tax accounting policy in the notes to the financial statements to discuss in more detail the impact of the conversion, which includes the impact on deferred taxes due to the potential application of the built-in gains tax on the disposition of investments with built-in gain during the five years following the respective RIC elections.

Tortoise Pipeline & Energy Fund, Inc. (TTP), Tortoise Energy Independence Fund, Inc. (NDP), Tortoise Power and Energy Infrastructure Fund, Inc. (TPZ), and Ecofin Sustainable and Social Impact Term Fund (TEAF) (individually a “Fund”) have elected to be treated from formation and intend to qualify each year, as “regulated investment companies” (“RICs”) under subchapter M of the Internal Revenue Code of 1986 and as such will generally not be subject to U.S. federal income tax on income and gains that they distribute each year to stockholders if certain minimum distribution requirements are met. Accordingly, no provision for federal income taxes is required in the financial statements. TTP, NDP, TPZ, and TEAF will enhance their tax accounting policy disclosure in the notes to the financial statements to include the impact of ordinary gain recognition on the character of distributions to shareholders.

The enhanced tax accounting policy disclosures are provided in Exhibit A to this letter in the form currently contemplated. With respect to TYG and NTG, such disclosures assume completion of the conversion as intended. All proposed disclosures are subject to changes in facts and circumstances that arise prior to the fiscal year end as well as changes in regulatory or tax guidance. The disclosures provided in Exhibit A, for all Funds, are intended to show the enhanced language and are not intended to represent the complete tax footnote (Footnote 5) that will be included in the Form N-CSR for the period ending November 30, 2023.

Comment #2:

(TYG and NTG only) Please explain the basis for the Funds’ accounting for the impact of not proceeding with the election to be taxed as a RIC and continuing to be taxed as a C corporation for the fiscal year ended November 30, 2022, in previously issued financial statements for the fiscal year ended November 30, 2022, and the semiannual report for the six-month period ended May 31, 2023. In your response, please address why accounting for this transaction as a restatement pursuant to ASC 250 is not deemed appropriate and what specific facts did not exist at the balance sheet date for the year ended November 30, 2022, to support current period accounting during the six-month period ended May 31, 2023. Staff notes that both RIC tax conversion options were available to the Funds to select and the tax impact of the deemed sales election was also known so in hindsight is the initial decision to proceed with the deemed sales election RIC conversion option for fiscal year 2022 followed by the decision to stay a C Corp and then to proceed to convert to a RIC in fiscal year 2023 a change in accounting policy or an error.

Response:

In connection with the anticipated conversions from taxable C corporations to RICs, TYG and NTG determined that they had completed all significant actions necessary to qualify as RICs as of November 30, 2021, and, therefore, recognized the tax effects of the C corporation conversions to RICs as of November 30, 2021, and made deemed sale elections pursuant to U.S. Tax code section 337(d)(1) and Treasury Regulation section 1.337(d)-7 (Deemed Sale or Deemed Sale Election) as of November 30, 2021 (Deemed Sale Date). The Funds’ intention to qualify as RICs for fiscal year ended November 30, 2022, required them to satisfy gross income and asset diversification tests as outlined in Internal Revenue Code section 851(b). As of November 30, 2022, the balance sheet date, the Funds met the requirements to become a RIC and were eligible to formally make a RIC election with the filing of the Funds’ fiscal year 2022 tax returns and had the intention to do so.

On February 9, 2023 (fiscal year 2023), management, in consultation with the Funds’ Board of Directors, changed the Funds intention with respect to the Funds’ conversions to RICs and determined to remain C corporations for the tax year ended November 30, 2022. This change of intention was based on management’s and the Board of Directors’ evaluation of several key factors including new information and circumstances with respect to the impacts of the Deemed Sale Election to shareholders and the overall portfolio, as well as the long-term position of the Funds. This change of intention nullified the Deemed Sale Election previously made, as the election under Treasury Regulation section 1.337(d)-7 is only applicable when the conversion is fully consummated with the formal conversion election on the next year’s tax return filing. As a result, the Funds derecognized the uncertain tax position reserves, interest and penalties that had previously been recorded related to the Deemed Sale in February 2023, following the guidance provided in ASC 740-10-25-8, ASC 740-10-25-15, ASC 740-10-35-2, and ASC 740-10-40-2, as well as published interpretive guidance1 of the Big 4 accounting firms.

1 PWC Income Taxes Guide, Chapter 6.3.2; PWC Financial Statement Presentation, Chapter 30.5; KPMG Accounting Changes and Error Corrections, Chapter 3.4; KPMG Accounting for Income Taxes Chapter 10.096; EY Financial Reporting Developments, Accounting Changes and Error Corrections, Chapter 6.1.1

ASC 740-10-25-8
…Accordingly, a change in facts after the reporting date but before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) shall be recognized in the period in which the change in facts occurs.

740-10-25-15
A change in judgment that results in subsequent recognition, derecognition, or change in measurement of a tax position taken in a prior annual period (including any related interest and penalties) shall be recognized as a discrete item in the period in which the change occurs.

740-10-35-2
Subsequent measurement of a tax position meeting the recognition requirements of paragraph 740-10-25-6 shall be based on management's best judgment given the facts, circumstances, and information available at the reporting date. Paragraph 740-10-30-7 explains that the reporting date is the date of the entity's most recent statement of financial position. A tax position need not be legally extinguished, and its resolution need not be certain to subsequently measure the position. Subsequent changes in judgment that lead to changes in measurement shall result from the evaluation of new information and not from a new evaluation or new interpretation by management of information that was available in a previous financial reporting period.

740-10-40-2
An entity shall derecognize a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.

…Derecognition shall be based on management's best judgment given the facts, circumstances, and information available at the reporting date. Paragraph 740-10-30-7 explains that the reporting date is the date of the entity's most recent statement of financial position. Subsequent changes in judgment that lead to derecognition shall result from the evaluation of  new information and not from a new evaluation or new interpretation by management of information that was available in a previous financial reporting period.

Under ASC 740, subsequent recognition, derecognition, and measurement of tax positions should be based on management’s best judgment, given the facts, information and circumstances that exist as of the balance sheet date. ASC 740 does not permit a tax position to be recognized, derecognized, or remeasured due to changes after the balance sheet date, but before the issuance of the financial statements. Rather, these changes are recorded in the period in which the change in judgment occurs.

Furthermore, ASC 250 provides guidance on how to determine whether a change in accounting estimate or an error in previously issued financial statements has occurred. The ASC Master Glossary defines a change in accounting estimate and an error in previously issued financial statements, respectively, as noted below:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

“An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

As previously noted, the Funds’ determination to not convert to RICs for the fiscal year 2022 was made subsequent to November 30, 2022, but prior to the date the Funds’ financial statements were filed, February 22, 2023. Therefore, there was not an error in the fiscal year 2022 financial statements to evaluate under ASC 250 as the Funds’ financial statements had not yet been issued. To determine the accounting impact of the subsequent event the guidance in ASC 740 and ASC 855 must be considered. The result of the application of the guidance in ASC 740, as noted above, is consistent with the non-recognized subsequent event guidance in ASC 855-10-25-3, which indicates that an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued.

As discussed above, management and the Board of Directors’ changed the Funds’ intention in February 2023 based on the evaluation of new information with respect to the impacts of the Deemed Sale Election to shareholders and the overall portfolio, as well as the long-term position of the Funds. This represents a change in estimate that should be recognized in the period in which the change in facts occurs (i.e., fiscal year 2023).

Comment #3:

(TYG and NTG only) The staff notes that changes in uncertain tax positions for the six-month period ended May 31, 2023, reduced the Funds' tax liabilities in the amount of $24.5 million and $10.5 million for TYG and NTG, respectively. Please provide details of the objective verifiable evidence that renders it more likely than not that the Funds and its shareholders will not be subject to future payment of ordinary income taxes in excess of NOLs on amounts previously distributed to shareholders as returns of capital through MLP distributions as a result of the future recapture of income. Please acknowledge that the Funds were provided with objective verifiable information by MLPs detailing amounts of open section 751 income recapture that supported the Funds tax liability accruals for fiscal years 2021 and 2022. In light of the derecognition of these liabilities, explain how the Funds inform their shareholders that they will more likely than not be exposed to future income tax liabilities on a significant portion of income recapture recognized and subsequently derecognized by the Funds.

Response:

TYG and NTG derecognized the uncertain tax positions associated with the deemed sale election in the semi-annual period ended May 31, 2023. The change of intention made by management, in consultation with the Funds’ Board of Directors, with respect to the Funds’ conversions to RICs, which occurred in February 2023, resulted in the nullification of the deemed sale election thus triggering the derecognition of the uncertain tax positions associated with the Deemed Sale Election, as the more likely than not threshold was no longer met pursuant to ASC 740-10-40-2. The nullification unwound the Deemed Sale of the portfolio and the corresponding recognition of gain, both ordinary and capital, as the conversion was never consummated due to the change of intention. Additionally, TYG and NTG each recognized current tax liabilities concurrently with the derecognition of the uncertain tax positions, which represented the additional taxes each Fund expected to owe by remaining a C corporation for the fiscal year ended November 30, 2022, and the associated impact of the nullified deemed sale election. Furthermore, the Funds have completed the amended tax return filings for the fiscal year ended November 30, 2021, to reflect the nullified deemed sale, and C corporation tax return filings for the fiscal year ended November 30, 2022, as of September 15, 2023, which reflect amounts owed consistent with the amounts recognized in February 2023.

A portion of any gain upon sale of a partnership interest may be recharacterized as ordinary income rather than capital gain due to IRC section 751, which stipulates that to the extent a partner has benefitted from certain ordinary deduction items in the annual income and loss items allocated on Forms K-1, it must recapture those deductions at ordinary tax rates before any capital gain is calculated resulting from the sale of a partnership interest. The ultimate bifurcation of ordinary vs. capital gain treatment of any gain upon a sale of a partnership interest is based on the actual amount of total gain upon a sale, the fair market value of each of the partnership’s assets at the date of the partner’s sale and the partner’s relative allocated accumulated deduction taken at the date of a sale and does not consider the effects of any future events. The guidance ASC 740-10-55-24 does not require that an entity, in accounting for an investment under the equity method or at fair market value, should forecast and estimate the effect of future investee decisions over which it has no control. Furthermore, ASC 740-10-10-2(c) does not require the Funds to estimate or forecast future events, which would include the potential ordinary recapture associated with selling investments in MLPs. As such, it is not appropriate for the Funds to estimate a portion of the recovery of the outside basis that may be ordinary in nature while continuing to hold the MLP investments. Implications of selling MLPs should be evaluated at the time of sale when there is certainty as to the timing of gain recognition.

The Funds acknowledge they can access information detailing the estimated open section 751 income recapture amounts as of the prior calendar year end for both 2021 and 2022. The estimated section 751 recapture is based upon information at the end of the calendar year and does not account for current year transactions of both the partner and partnership. This information is available, annually, for MLP investors to access via the tax firm who has been engaged by many of the MLPs.

Communication regarding the recording and subsequent derecognition of the uncertain tax positions has been made in routine SEC filings and press releases, all of which are available on the Funds’ website. Additionally, the Funds will provide enhanced tax accounting policy disclosures as noted above in response to Comment 1.

Please reach out to the undersigned should you have any further questions.

Sincerely yours,

/s/ P. Bradley Adams
P. Bradley Adams
CEO
Tortoise Energy Infrastructure Corp
Tortoise Midstream Energy Fund, Inc.
Tortoise Pipeline & Energy Fund, Inc.
Tortoise Energy Independence Fund, Inc.
Tortoise Power & Energy Infrastructure Fund, Inc.
Ecofin Sustainable & Social Impact Term Fund

Exhibit A – Enhanced Accounting Policy to be included in Footnote 5

TYG and NTG

TYG and NTG each intend to elect to be subject to tax as a RIC in connection with the filing of their taxable year ending November 30, 2023 federal income tax returns (the conversion transaction). If TYG and NTG satisfy the required qualification tests and each timely elects to be subject to tax as a RIC, they generally will not be subject to federal income or excise taxes on any income and gains timely distributed to their shareholders, except as discussed below. Management has determined that it is more likely than not TYG and NTG will be able to qualify and elect to be subject to tax as a RIC, effective as of its fiscal year ending November 30, 2023.

For the period ending November 30, 2023, TYG and NTG have a net tax benefit of $[•] and $[•] respectively, relating to prior periods in which they were subject to tax as C Corporations (TYG: $[•]; NTG: $[•]), changes in the uncertain tax position for the period (TYG: ($[•]); NTG: ($[•])) and built-in gains taxes related to the conversion transaction (TYG: $[•]; NTG: $[•]). TYG and NTG are expected to be subject to federal income tax on any built-in gains recognized related to the conversion transaction (as described below) during its fiscal year ending November 30, 2023, but do not expect to be subject to excise tax during calendar year ending December 31, 2023.

Income taxes relating to prior periods in which TYG and NTG were subject to tax as C Corporations are being calculated by applying the federal rate plus a blended state income tax rate of approximately [•] %.

As part of the conversion transaction, TYG and NTG may be subject to corporate level-tax on the net unrecognized built-in gains inherent on the conversion date recognized during the subsequent 5-year period which ends November 30, 2027 (“the recognition period”). The conversion transaction requires TYG and NTG to track built-in gains throughout the recognition period and potentially pay a corporate-level tax on any built-in gains recognized. During the recognition period, tax is imposed on the lesser of the net built-in gain recognized, the taxable income as if the Fund were a corporation or the net unrealized built-in gain at the conversion date. If the unrecognized built-in gains are recognized in the recognition period, the Funds calculate tax based on the lesser of these three calculations and utilize pre-conversion capital loss carryforwards, it is possible that the sale of the conversion property will not result in a current tax liability. Therefore, each year during the recognition period, TYG and NTG will determine if any of these built-in gains have been recognized, such gain is not offset by the capital loss carryforwards and calculate tax accordingly. If a tax liability is generated, TYG and NTG will record the current tax liability and current tax expense in the period in which it is incurred. After the recognition period has ended, any built-in gains recognized will no longer be subject to corporate-level tax.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax purposes. The difference between the financial reporting basis and the tax basis of the investment in the MLP investments (i.e., the outside basis difference) may create a taxable temporary difference or a deductible temporary difference. In measuring and determining the character of the tax consequences of the outside basis differences in its MLP investments, the Funds consider the expected types of taxable or deductible amounts in future years and have concluded that the nature of the outside basis differences are capital in character because the Funds do not have the ability to control the MLPs’ investment, distribution, or allocation decisions and, therefore, expect to recover the outside basis differences upon disposal of the interests in the MLPs, which are considered capital assets in accordance with the tax law. The conversion transaction does not impose or trigger a sale of securities held by TYG or NTG as of the conversion date. TYG and NTG do not estimate or forecast future events, including the potential recharacterization of capital gains as ordinary income associated with selling MLP investments when evaluating their deferred income taxes. The sale of a MLP unit typically results in the recognition of a capital gain or loss. In accordance with the tax law, a portion of any gain or loss recognized by the Funds may be recharacterized as ordinary income (“recapture”) to the extent attributable to assets of the MLP that give rise to depreciation recapture in the recognition period. Any such gain may exceed the net taxable gain realized on the sale and will be recognized regardless of whether there is a net taxable gain or loss on the sale of such unit. The Funds will record any current and deferred taxes as appropriate.

TTP, NDP, TPZ, TEAF

The amount and character of income and capital gain distributions to be paid, if any, are determined in accordance with federal income tax regulations, which may differ from U.S. generally accepted accounting principles. The sale of a MLP unit results in the recognition of a capital gain or loss with a portion of any gain or loss recognized by the Funds subject to being treated as ordinary income to the extent attributable to assets of the MLP that give rise to depreciation recapture. Any such gain may exceed the net taxable gain realized on the sale and will be recognized regardless of whether there is a net taxable gain or loss on the sale of such unit. As such, net, ordinary gains recognized upon the sale of MLP units may change the character of distributions to shareholders. These differences are primarily due to return of capital distributions and book/tax differences from underlying investments.  Where such differences are permanent in nature, GAAP requires that they be reclassified in the components of net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, result of operations or net asset values per share of the Funds. These differences are caused primarily by differences in the timing of the recognition of certain components of income, expense or realized capital gain for federal income tax purposes.